FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2013

Commission File Number: 001-13406

Provida Pension Fund Administrator
(Translation of registrant’s name into English)

Avenida Pedro de Valdivia 100
Santiago, Chile
011-562-2697-0040
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Provida Pension Fund Administrator

TABLE OF CONTENTS

Item

1.	Report of Material Event dated August 27, 2013

FOR IMMEDIATE RELEASE

Inquiries-Please contact:
Andres Veszprémy
General Counsel
Phone: (562) 2351-1187
E-mail: aveszpremy@bbvaprovida.cl

AFP PROVIDA S.A. (NYSE: PVD) REPORTS A MATERIAL EVENT

On August 27, 2013, Mr. Andrés Veszprémy, Alternate Executive Officer of AFP Provida, has reported a material event to the Superintendency of Pension (SP), to the Superintendency of Securities and Insurance (SVS) and to all the Chilean Stock Exchanges. This communication informed the following:

The Extraordinary Shareholders Meeting held on August 27, 2013 resolved to pay an extraordinary dividend of Ch$82.9214 per share against retained earnings from previous years.

Record Date:	8/29/2013
Payable Date:	9/04/2013
Rate:	CLP 82.9214

Santiago, Chile, August 27, 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provida Pension Fund Administrator
Date:	August 27, 2013	By:	/s/ Juan Sepúlveda
			Name:	Juan Sepúlveda
			Title:	Accounting Manager of Administradora de Fondos de Pensiones Provida S.A.

Date:	August 27, 2013	By:	/s/ María Paz Yañez
			Name:	María Paz Yañez
			Title:	Planning and Control Manager of Administradora de Fondos de Pensiones Provida S.A.